SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2013

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Corp. Associates Investment Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH CORP. ASSOCIATES INVESTMENT PLAN

Date: June 27, 2014	By: /s/ Dana Perlman
Dana Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2013 and 2012

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2013 and 2012

Page

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
1 3 4 5 15

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan

Report on the Financial Statements

We have audited the accompanying financial statements of the PVH Associates Investment Plan (the “Plan”), which comprise the statements of net assets available for benefits as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control.  Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

New York, NY
June 25, 2014

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
Assets

Cash	$ 155,494	$ 948,007
Participant-directed investments, at fair value	412,113,424	338,351,821
Receivables:
Notes from participants	7,242,947	6,383,447
Due from broker	94,910	231,651
Contributions, employer	302,185	-
Contributions, employee	663,898	-
Due from Warnaco Group, Inc. plan merger	85,089,888	-

Total receivables	93,393,828	6,615,098

Total assets	505,662,746	345,914,926

Liabilities

Due to broker	10,731	853,453
Other payable	49	-

Total liabilities	10,780	853,453

Net assets available for benefits, at fair value	505,651,966	345,061,473

Adjustment from fair value to contract value for
interest in common/collective trust relating to
fully benefit-responsive investment contracts	(355,107)	(1,208,966)

Net assets available for benefits	$505,296,859	$ 343,852,507

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013

Additions

Investment income:
Net appreciation of investments	$ 55,575,913
Dividend income	11,601,427
Total investment income	67,177,340

Interest income on notes receivable from participants	276,234

Contributions:
Employer, net of forfeitures	10,870,353
Participants	24,788,241
Rollovers	1,683,378
Total contributions	37,341,972

Transfer from Warnaco Group, Inc. Employee Savings Plan	85,089,888

Total additions	189,885,434

Deductions

Payments to participants	28,441,082

Total deductions	28,441,082

Net increase in net assets available for benefits	161,444,352

Net assets available for benefits at beginning of year	343,852,507

Net assets available for benefits at end of year	$505,296,859

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2013 and 2012

1.           Description of the Plan

The following description of the PVH Associates Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Trustee and Recordkeeper

The Plan’s trustee is Charles Schwab Bank (the “Trustee”).  The Plan’s recordkeeper is Schwab Retirement Plan Services Company.

General

The Plan is a defined contribution plan covering salaried or hourly clerical, warehouse, distribution, and United States retail field employees of PVH Corp. (the “Company”) who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year.  The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, as defined by the Plan, limited to $17,500 and $17,000 per annum for the 2013 and 2012 plan years, respectively.  In addition, eligible participants who have attained the age of 50 before the close of the plan year are eligible to make catch-up contributions up to $5,500 for the 2013 and 2012 plan years.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to participant contributions and the allocated earnings thereon are immediately vested.  All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 13 individual investment options.  A participant may contribute a maximum of 25% of employee contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Notes receivable from participants are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2013, outstanding notes receivable from participants totaled $7,242,947, with maturity dates through 2028 at interest rates ranging from 4.25% to 9.25%.

Forfeitures

Company contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2013 and 2012, forfeitures of $241,611 and $294,669, respectively, were used by the Plan to reduce the Company’s matching contributions.  At December 31, 2013 and 2012, cumulative forfeited non-vested accounts totaled $155,610 and $91,265, respectively.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.           Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Investments

Investments are included in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchases and sales of securities are reflected on a trade date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In accordance with accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through common/collective trusts.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the common/collective trusts as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recent Accounting Guidance

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, Fair Value Measurement and Disclosures.   ASU 2011-04 requires the categorization by level in the fair value hierarchy of items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationship between those inputs.  Such disclosures are not required for items for which fair value is based on NAV.  The new guidance was effective for reporting periods beginning after December 15, 2011.  The adoption did not have a material effect on the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.           Party-In-Interest Transactions

During the year ended December 31, 2013, the Plan purchased 34,996 and sold 70,147 shares of the Company’s common stock.  The Plan received $86,153 during 2013 from the Company as payment of dividends on its common stock.  During the year ended December 31, 2012, the Plan purchased 39,134 and sold 94,215 shares of the Company’s common stock and received $94,347 from the Company as payment of dividends on its common stock.

4.           Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2013 and 2012:
		Fair Value Measurements at
		December 31, 2013
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common collective trust funds:(1)
Stable value	$ 44,698,679	$ -	$44,698,679	$ -
U.S. equity index	19,109,544	-	19,109,544	-
Mutual funds:(2)
U.S. equity	142,028,774	142,028,774	-	-
International equity	48,831,829	48,831,829	-	-
Fixed income	40,449,904	40,449,904	-	-
Balanced	34,844,073	34,844,073	-	-
Real estate	6,508,190	6,508,190	-	-
PVH Corp. common stock(3)	75,641,538	75,641,538	-	-
Money market funds(4)	893	-	893	-

Total investments measured at fair value	$412,113,424	$348,304,308	$63,809,116	$ -

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2012
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common collective trust funds:(1)
Stable value	$ 42,871,890	$ -	$ 42,871,890	$ -
U.S. equity index	14,519,770	-	14,519,770	-
Mutual funds:(2)
U.S. equity	105,890,011	105,890,011	-	-
International equity	38,332,568	38,332,568	-	-
Fixed income	37,365,540	37,365,540	-	-
Balanced	27,801,745	27,801,745	-	-
Real estate	5,933,509	5,933,509	-	-
PVH Corp. common stock(3)	65,635,440	65,635,440	-	-
Money market funds(4)	1,348	-	1,348	-

Total investments measured at fair value	$ 338,351,821	$ 280,958,813	$ 57,393,008	$ -

(1)
Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these common collective trust funds.  These funds invest in (a) guarantee contracts and instruments and (b) securities that make up the S&P 500 Index in the same proportion as the index. These funds are redeemable on a daily basis without restriction.

(2)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(3)	Valued at the closing price of PVH Corp. common stock as determined by the closing price reported in the active market in which the securities are traded.

(4)
Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these funds.  These funds invest in short-term, high quality fixed income securities issued by banks, corporations and the U.S. government and maintain a constant $1 net asset value.  These funds are redeemable on a daily basis without restriction.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.           Investments

During 2013, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value by $55,575,913 as follows:

Mutual funds	$35,892,848
PVH Corp. common stock	14,343,677
Common collective trust funds	5,339,388

$55,575,913

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2013	2012

American Beacon Large Cap Value Fund	$51,744,252	$ 38,193,829
Dodge & Cox Balanced Fund	-	27,801,745
Fidelity Balanced Fund	34,844,073	-
Mainstay Large Cap Growth	48,128,894	34,124,929
Metropolitan West Total Return Bond Fund	40,449,904	37,365,540
PVH Corp. Common Stock	75,641,538	65,635,440
Thornburg International Value Fund	41,893,534	32,929,945
Wells Fargo Small Cap Value Fund	-	17,632,705
Wells Fargo Stable Return	44,698,679	42,871,890

6.           Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7.           Income Tax Status

The IRS has determined and informed the Company by a letter dated May 24, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

8.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial
statements	$ 505,296,859	$ 343,852,507
Amounts allocated to withdrawing participants	(18,226)	(882)
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	355,107	1,208,966

Net assets available for benefits per the Form 5500	$ 505,633,740	$ 345,060,591

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2013:
2013

Benefits paid to participants per the financial statements	$ 28,441,082
Add: Amounts allocated to withdrawing participants at
December 31, 2013	18,226
Less: Amount allocated to withdrawing participants at
December 31, 2012	(882)
Benefits paid to participants per the Form 5500	$ 28,458,426

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2013, but not yet paid as of that date.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

9.           Asset Transfers

On December 31, 2013, the Warnaco Group, Inc. Employee Savings Plan (“Warnaco”) was merged into the Plan. As the physical transfer of net assets did not occur until January of 2014, the transfer is shown as a receivable on the Statement of Net Assets Available for Benefits for the Year ended December 31, 2013.  The changes in net assets of the combined plans are included in the accompanying Statement of Changes in Net Assets Available for Benefits at December 31, 2013.  A summary of the transferred net assets follows:

Cash                                                                $ 55,192,585
Investments                                                        28,605,074
Participant notes receivable                               1,292,229
$ 85,089,888

Additionally, employer contribution receivables relating to Warnaco amounted to $59,615 and employee contribution receivables relating to Warnaco amounted to $122,389. These amounts are included in the receivable totals in the Statement of Net Assets Available for Benefits as of December 31, 2013.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PVH ASSOCIATES INVESTMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

		(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
(a)	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	American Beacon Funds	American Beacon Large Cap Value Fund;
		1,898,175.041 shares	**	$ 51,744,252
	Fidelity Funds	Fidelity Balanced Fund;
		1,531,607.616 shares	**	34,844,073
	Federated Securities Corp.	Federated Capital Reserves Fund;
		892.750 shares	**	893
	Hartford Series Funds	Hartford HLS Small Cap Growth Fund;
		332,053.922 shares	**	10,682,175
	Lazard Funds	Lazard Funds Emerging Markets;
		362,502.347 shares	**	6,938,295
	Mainstay	Mainstay Large Cap Growth;
		4,677,249.178 shares	**	48,128,894
	Metropolitan West	Metropolitan West Total Return Bond
		Fund; 3,834,114.169 shares	**	40,449,904
	Neuberger & Berman	Neuberger & Berman Genesis Trust;
		190,464.834 shares	**	12,294,505
	State Street Global Advisors	State Street S&P 500 Index;
		337,386.026 shares	**	19,109,544
	Thornburg Investment	Thornburg International Value Fund;
	Management	1,306,722.841 shares	**	41,893,534
	Virtus Mutual Funds	Virtus Real Estate Securities;
		200,684.232 shares	**	6,508,190
	Wells Fargo Funds	Wells Fargo Small Cap Value Fund;
		570,292.830 shares	**	19,178,948
	Wells Fargo Funds	Wells Fargo Stable Return;
		922,287.263 shares	**	44,698,679
*	PVH Corp.	PVH Corp. Common Stock;
		556,106.000 shares	**	75,641,538

		Total investments, at fair value		$412,113,424

*	Notes receivable from	Participant notes receivable maturing at
	participants	various dates through 2028 and bearing
		interest at rates from 4.25% to 9.25%	**	$ 7,242,947
* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors